LaDawn Naegle Direct: 202-508-6046 lnaegle@bryancave.com

March 23, 2006

Adam Phippen Division of Corporation Finance Mail Stop 3561 Securities and Exchange Commission Washington, DC 20549

Re:	Florida Public Utilities Company

Form 8-K filed March 19, 2007

File No. 1-10608

Dear Mr. Phippen:

This letter sets forth the responses of Florida Public Utilities Company (the “Company”) to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) dated March 20, 2007, with respect to the above referenced Current Report on Form 8-K. We have duplicated below the comments set forth in the comment letter and have provided the Company’s responses following the Staff’s comments. In response to the comment letter, we have filed today with the SEC Amendment No. 1 to the Company’s Current Report on Form 8-K originally filed on March 19, 2007 (“Form 8-K/A”).

Form 8-K filed March 19, 2007

1.

Please revise to disclose the facts underlying your conclusion that the valuation of your pension liability and pension expense in the third quarter of 2006 was incorrect and required revision. For example, disclose the nature of the error made in the valuation, such as the use of an incorrect assumption, and why the assumption was incorrect. Refer to Item 4.02(1)(2) of Form 8-K.

The Form 8-K/A provides additional disclosure concerning the facts underlying the conclusion that the Form 10-Q for the quarter ended September 30, 2006 required restatement and should not be relied upon.

Mr. Adam Phippen

March 23, 2007

2.

In future filings when you amend your periodic reports to file restated financial statements, describe the effect of the restatement on your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures. See Item 307 of Regulation S-K. If the officers conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers’ conclusions.

In future filings, the Company will describe the effect of the restatement on its officers’ conclusions regarding the effectiveness of its disclosure controls and procedures and, if the officers conclude that the disclosure controls and procedures were effective, despite the restatement, will describe the basis for their conclusions.

* * * *

The Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the Form 8-K;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the above, or if you require additional information, please do not hesitate to contact me at (202) 508-6046.

Sincerely,

/s/ LaDawn Naegle

LaDawn Naegle

cc:	George M. Bachman, Chief Financial Officer

Florida Public Utilities Company